

OFFERING MEMORANDUM

facilitated by



# Prime Time Grilled Cheese, LLC

## Form C
## Offering Memorandum

### Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

### (A)    BASIC INFORMATION ABOUT THE COMPANY

| | |
|---|---|
| Name of Company | Prime Time Grilled Cheese, LLC |
| State of Organization | New Hampshire |
| Date of Formation | 4/20/2018 |
| Entity Type | Limited Liability Company |
| Street Address | 6 Pond Drive, Manchester, NH, 03103 |
| Website Address | https://primetimegrilledcheese.com |

### (B)    DIRECTORS AND OFFICERS OF THE COMPANY

| Key Person 1 | Alexander Pichardo |
|---|---|
| Positions with the Company<br>        Title<br>        Duration | Co-Founder<br>2018 - Present |
| Business experience (last three years) | Manager of Prime Time Grilled Cheese |
| Principal occupation (last three years) | General Manager / Co-Chef |
| Has this person been employed by anyone else in the last three years? | No |

| Key Person 2 | Marcie Taylor |
|---|---|
| Positions with the Company<br>Title<br>Duration | Co-Founder<br>2018 - Present |
| Business experience (last three years) | Manager of Prime Time Grilled Cheese |
| Principal occupation (last three years) | General Manager / Co-Chef |

| Has this person been employed by anyone else in the last three years? | No |
|---|---|

## (C)    EACH PERSON WHO OWNS 20% OR MORE OF THE VOTING POWER

| Alexander Pichardo |
|---|
| Marcie Taylor |

## (D)    THE COMPANY'S BUSINESS AND BUSINESS PLAN

MESSAGE FROM THE FOUNDERS:
"Prime Time Grilled Cheese started in 2018 with a dream and a lot of hard work. Marking our long-held goal of bringing their unique takes on home-cooked, gourmet, and messy grilled cheeses to communities all over southern New Hampshire and beyond.

We spent years testing different styles and flavors with their quality assurance panel of our four lovable, hungry kids. The love in their eyes whenever they took a bite was enough for us to move forward with our plan for a Grilled Cheese Food Truck.

A year later and our customers have spoken. We're excited to offer investment into Prime Time Grilled Cheese as we expand to our first Brick and Mortar location in Manchester."

WHY YOU MIGHT INVEST
- Already a profitable business, increasing sales from 2018 to 2019 by 130%.
- Revenue expected to nearly double with the addition of a brick and mortar restaurant.
- Services will also expand, adding entrepreneurship classes, a wider menu, and a liquor license, as well as an expansion of catering capabilities.
- Prime Time Grilled Cheese values unique recipes, high quality ingredients, and a diverse and welcoming atmosphere.

INDUSTRY AND LOCATION HIGHLIGHT
- Fast Casual dining is a $706 Billion industry.
- Fast Casual dining has one of the largest public sector employer bases, generating over 13 million jobs a year.
- 66% of adults admit restaurant food tastes better and 69% agreeing it is easier to eat out or take out with a busy family lifestyle.
- Location has an impressive 96 walk score.
- Manchester is the largest city in New Hampshire with a population of about 111,000.

PROMOTIONAL STRATEGY
Prime Time will achieve its marketing objectives through carefully conceived and aggressively implemented marketing program highlighted by the following strategies:

Advertising in appropriate local newspapers, Palace Theater endorsements, SNHU endorsements and other local media opportunities such as radio and newspapers.
A comprehensive, informational and ordering interactive website that will attract customers.
The nearby hotel concierge programs that will increase awareness of the restaurant to visitors.
Search engine optimization will enable the Prime Time Grilled Cheese LLC website to always appear high in the rankings of search engines such as Google and Bing
Create a frequent customer program giving incentive to return.

Using our customer base from Prime Time Grilled Cheese food truck totally 2,609 people who have eaten there.

THE MARKET
The Company's target market includes 20-50 year olds who enjoy good food and work or live in the Manchester area. Customers will stop by to pick up food, order online, or eat in to enjoy our craft beer selection and large TVs. Prime Time will be an establishment that attracts repeat customers. Other key factors about our market are as follows:

- Enjoy locally owned restaurants.
- Like the feel of "Real Food" without having to cook at home.
- Enjoy a good sense of craftmanship and style.
- College students, married, single and families.
- Enjoy casual relaxed dining.
- Want high quality food at lower prices.

OUR COMPETITORS
There is one other bar focusing on grilled cheese in the area, though we believe that we will only help bolster the market for gourmet takes on this classic sandwich. Manchester has a vibrant food scene, but our niche approach and existing customer base will set us apart. Furthermore, with such a great restaurant scene, residents of Manchester expect new and exciting options and we will be able to live up to their expectations.

---

### (E)   NUMBER OF EMPLOYEES

The Company currently has 2 employees.

---

### (F)   RISKS OF INVESTING

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

These securities are offered under an exemption from registration under federal law. The U.S. Securities and Exchange Commission (the "SEC") has not made an independent determination that these securities are exempt from registration.  The SEC has not passed upon the merits of the securities or the terms of the offering, and has not passed upon the accuracy or completeness of the offering documents or literature.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

Please refer to Appendix A for additional risks to consider when investing in this offering.

---

### (G)   TARGET OFFERING AMOUNT AND OFFERING DEADLINE

| Target Offering Amount | $20,000 |
|---|---|
| Offering Deadline | December 6th, 2019 |

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

---

### (H)   COMMITMENTS THAT EXCEED THE TARGET OFFERING AMOUNT

| | |
|---|---|
| Will the company accept commitments that exceed the Target Offering Amount? | Yes |
| What is the maximum you will accept in this Offering (it may not exceed $1,070,000)? | $30,000 |
| If Yes, how will the company deal with the oversubscriptions? | We will accept subscriptions on a first-come, first-served basis. |

---

### (I)   HOW THE COMPANY INTENDS TO USE THE MONEY RAISED IN THE OFFERING

The Company is reasonably sure it will use the money raised in the offering as follows:

| Use | Amount (Minimum) | Amount (Maximum) |
|---|---|---|
| Space Buildout | $10,000 | $15,000 |
| Furniture, Fixtures & Equipment | $5,000 | $10,000 |
| Working Capital | $3,800 | $3,200 |
| Compensation to MainVest | $1,200 | $1,800 |
| TOTAL | $20,000 | $30,000 |

---

### (J)   THE INVESTMENT PROCESS

To Invest
- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the *Invest* button
- Follow the instructions

To Cancel Your Investment
Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process
- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period

before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the [Educational Materials](#).

---

### (K)    MATERIAL CHANGES

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

**Explanation**

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

---

### (L)    PRICE OF THE SECURITIES

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

---

### (M)    TERMS OF THE SECURITIES

**Overview**

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." Many of the terms of the Notes are set forth in a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

**Summary of Terms**

| | |
|---|---|
| Revenue Percentage* | 3.0 - 4.5%** |
| Payment Deadline | 12 / 31 / 2026 |
| Maximum Payment Multiple | |
| -   Early Investors*** | 1.7 x |
| -   All Other Investors | 1.5 x |
| Sharing Start Date | The first day after disbursement that the company has revenues greater than one ($1) dollar |
| First Payment Date | Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date. |
| Seniority | Subordinated |
| Securitization | Unsecured |
| Accrual Rate | 1.78 % |

*as further defined in the note agreement

**The rate of revenue sharing is calculated on a linear scale between the stated rates and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases.

For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

| Amount Raised | Revenue Sharing Percentage |
|---|---|
| $20,000 | 3.0% |
| $22,500 | 3.4% |
| $25,000 | 3.8% |
| $28,300 | 4.2% |
| $30,000 | 4.5% |

*** Investors who contribute the first $10,000 that is raised in the offering are "Early Investors." Investors who contribute funds after the first $10,000 has been raised in the offering are "All Other Investors." To reward early participation in the offering, Early Investors will receive a more favorable Maximum Payment Multiple than All Other Investors will receive.

Your Right to Payments under the Note
Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital
Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer
You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:
- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.

MAINVEST

- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security
The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes
The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities
The Company has outstanding the following securities:

| Name of Security | Limited Liability |
|---|---|
| Number of Shares Outstanding | N/A |
| Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights | N/A |
| How These Securities Differ from the Promissory Notes Offered to Investors | N/A |

Dilution of Rights
The Company has the right to create additional classes of securities, both equity securities and debt securities (*e.g.*, other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company
Each of these people owns 20% or more of the total voting power of the Company:

| Name | Percentage of Voting Rights |
|---|---|
| Alexander Pichardo | 50% |
| Marcie Taylor | 50% |

How the Exercise of Voting Rights Could Affect You
You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued
The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

## (N)   THE FUNDING PORTAL

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

## (O)   COMPENSATION OF THE FUNDING PORTAL

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

## (P)   INDEBTEDNESS OF THE COMPANY

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

## (Q)   OTHER OFFERINGS OF SECURITIES WITHIN THE LAST THREE YEARS

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

## (R)   TRANSACTIONS BETWEEN THE COMPANY AND "INSIDERS"

The Company has not made any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

## (S)   THE COMPANY'S FINANCIAL CONDITION

The company incorporated in April of 2018 and therefore has limited operating history. The capital raised through MainVest will make up the entirety of the Company's fundraising, however the Company may require additional funds from alternate sources at a later date.

As of December 31st, 2018, the Company had total sales revenues of $32,430. The cost of goods sold during that period was $5,134 leading to a gross profit of $27,296. The company had assets of $37,400 as of December 31st, 2018, consisting mainly of a $32,000 vehicle (the food truck). The Company held a business credit card liability of $1,200 at that date.

As of September 30th, 2019, the Company had total sales revenues of $74,900. The cost of goods sold during that period was $11,965 leading to a gross profit of $62,935. The company had assets of $32,200 as of September 30th, 2019, consisting mainly of a $22,000 vehicle (the food truck), following a $10,000 depreciation in 2018. The Company held a business credit card liability of $1,860 at that date, along with tax payable of $1,400.

## (T)   THE COMPANY'S FINANCIAL STATEMENTS

MAINVEST

Please see Appendix B for historical financial statements.

Pro Forma Income Statement
In order to illustrate its future earning potential, the Company has provided a summary of its 5-year financial forecast.  The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter.  Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the company and utilizing any pro forma provided by the Company for making investment decisions.

| | Year 1 | Year 2 | Year 3 | Year 4 | Year 5 |
|---|---|---|---|---|---|
| **Gross Sales** | $211,200.00 | $264,000.00 | $303,600.00 | $333,960.00 | $357,337.20 |
| | | | | | |
| **Cost of goods sold** | $43,200.00 | $54,000.00 | $62,100.00 | $68,310.00 | $73,091.70 |
| | | | | | |
| **Gross profit** | $168,000.00 | $210,000.00 | $241,500.00 | $265,650.00 | $284,245.50 |
| | | | | | |
| **Operating Expenses** | | | | | |
| Rent | $12,000.00 | $12,000.00 | $12,000.00 | $12,000.00 | $12,000.00 |
| Equipment lease | $0.00 | $0.00 | $0.00 | $0.00 | $0.00 |
| Utilities | $4,800.00 | $4,800.00 | $4,800.00 | $4,800.00 | $4,800.00 |
| Insurance | $2,100.00 | $2,100.00 | $2,100.00 | $2,100.00 | $2,100.00 |
| Advertising | $1,200.00 | $1,200.00 | $1,200.00 | $1,200.00 | $1,200.00 |
| Legal & Professional | $150.00 | $150.00 | $150.00 | $150.00 | $150.00 |
| Office and Admin | $1,000.00 | $1,000.00 | $1,000.00 | $1,000.00 | $1,000.00 |
| Repairs & Maintenance | $10,000.00 | $10,000.00 | $10,000.00 | $10,000.00 | $10,000.00 |
| Payroll | $21,600.00 | $27,000.00 | $31,050.00 | $34,155.00 | $36,545.85 |
| | | | | | |
| **Total** | $52,850.00 | $58,250.00 | $62,300.00 | $65,405.00 | $67,795.85 |
| | | | | | |
| **Operating Profit** | $115,150.00 | $151,750.00 | $179,200.00 | $200,245.00 | $216,449.65 |

## (U)    DISQUALIFICATION EVENTS

The answer for the Company is No, none of the designated people committed any of the prohibited acts, ever.

Explanation
A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

## (V)    UPDATES ON THE PROGRESS OF THE OFFERING

MAINVEST

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

---

### (W)    ANNUAL REPORTS FOR THE COMPANY

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

---

### (X)    OUR COMPLIANCE WITH REPORTING OBLIGATIONS

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

---

### (Y)    OTHER INFORMATION PROSPECTIVE INVESTORS SHOULD KNOW ABOUT

N/A

---

### ADDITIONAL INFORMATION INCLUDED IN THE FORM C

|  | Most recent fiscal year-end (tax returns) | Prior fiscal year-end (tax returns) |
|---|---|---|
| Total Assets | $0 | $0 |
| Cash & Cash Equivalents | $0 | $0 |
| Accounts Receivable | $0 | $0 |
| Short-term Debt | $0 | $0 |
| Long-term Debt | $0 | $0 |
| Revenues/Sales | $0 | $0 |
| Cost of Goods Sold | $0 | $0 |
| Taxes Paid | $0 | $0 |
| Net Income | $0 | $0 |

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V